Exhibit 99
	For Release:	November 2, 2023

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports third quarter earnings of $1.49 per share;
raises full-year 2023 earnings guidance to a range of $4.30 to $4.40 per share reflecting increased earnings from ALLETE Clean Energy

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2023 earnings of $1.49 per share on net income of $85.9 million. Last year’s third quarter results were 59 cents per share on net income of $33.7 million.

“We are pleased with our solid financial results this quarter and the positive momentum going into the end of the year,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “We continue to deliver on our Sustainability in Action strategy, including our most recent announcement that Minnesota Power has been awarded a $50 million grant by the U.S. Department of Energy to modernize its high-voltage direct current transmission system. As planned, Minnesota Power also filed a rate case yesterday in support of its EnergyForward strategy, to align investments and our work force with the state of Minnesota legislation requiring 100% carbon-free energy by 2040. In addition, New Energy Equity has a robust pipeline of renewable energy projects, which is expected to result in strong financial results in the fourth quarter and beyond. Together, these key steps forward demonstrate the significant progress we are making in advancing a sustainable clean-energy future.”

“Our results for the third quarter of 2023 reflect a favorable arbitration award for a subsidiary of ALLETE Clean Energy,” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “Our regulated operations results were lower in the quarter, reflecting timing of interim rate reserves in 2023 compared to 2022. We continue to expect New Energy Equity to achieve or slightly exceed our original full-year earnings projections. Considering a number of factors occurring during the year, as well as our expectations for the fourth quarter, we have raised ALLETE’s 2023 full-year earnings guidance to a range of $4.30 to $4.40 per share.”

“Specific items affecting ALLETE’s updated guidance include the third quarter arbitration award, a third-party network outage expected to negatively impact the Caddo wind facility in the fourth quarter, and historically low wind across much of the nation affecting earnings at ALLETE Clean Energy wind facilities throughout the year. These items in total had a net positive impact on our updated guidance of approximately 30 cents per share,” said Morris.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded third quarter 2023 net income of $34.0 million, compared to $38.3 million in the third quarter a year ago. Earnings at Minnesota Power were lower this year compared to 2022, primarily due to interim rate refund reserves recognized in 2023, resulting from Minnesota Power’s 2022 general rate case outcome; the full interim rate reserve was recorded in the fourth quarter of 2022. These decreases were partially offset by increased sales to industrial customers.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE Clean Energy recorded third quarter 2023 net income of $54.8 million, which reflects the gain recognized for the favorable arbitration award, compared to a net loss of $7.3 million in 2022. Net income in 2022 included a $2.9 million after-tax reserve for an anticipated loss on the sale of ALLETE Clean Energy’s Northern Wind project.

Corporate and Other businesses, which include New Energy Equity, BNI Energy, ALLETE Properties and investments in renewable energy facilities, recorded a net loss of $2.9 million in the third quarter of 2023, compared to net income of $2.7 million in 2022. Third quarter net income in 2023 reflects increased income tax expense, partially offset by earnings from Minnesota solar projects. New Energy’s earnings in this quarter were slightly below 2022, primarily due to the timing of project closings, now expected in the fourth quarter, and higher operating and maintenance expense as compared to last year.

Live webcast on November 2, 2023; 2023 third quarter slides posted on company website.

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), November 2, 2023, at which time management will discuss the third quarter of 2023 financial results. Interested parties may participate live by registering for the call at www.allete.com/earningscall or may listen to the live audio-only webcast, accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website investor.allete.com/events-presentations. The webcast will be accessible for one year at allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity headquartered in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Operating Revenue
Contracts with Customers – Utility	$314.3	$322.6	$919.1	$960.3
Contracts with Customers – Non-utility	63.2	64.5	554.1	178.3
Other – Non-utility	1.3	1.2	3.9	6.3
Total Operating Revenue	378.8	388.3	1,477.1	1,144.9
Operating Expenses
Fuel, Purchased Power and Gas – Utility	124.9	136.8	350.8	417.4
Transmission Services – Utility	22.7	19.3	66.3	57.5
Cost of Sales – Non-utility	33.0	38.4	436.7	96.9
Operating and Maintenance	83.6	83.2	254.2	238.1
Depreciation and Amortization	63.1	58.7	188.2	181.4
Taxes Other than Income Taxes	15.5	18.5	43.1	53.1
Total Operating Expenses	342.8	354.9	1,339.3	1,044.4
Operating Income	36.0	33.4	137.8	100.5
Other Income (Expense)
Interest Expense	(20.5)	(18.4)	(60.9)	(55.3)
Equity Earnings	4.7	2.3	16.1	13.1
Other	68.7	2.3	75.3	16.4
Total Other Income (Expense)	52.9	(13.8)	30.5	(25.8)
Income Before Income Taxes	88.9	19.6	168.3	74.7
Income Tax Expense (Benefit)	19.3	(7.2)	20.4	(19.4)
Net Income	69.6	26.8	147.9	94.1
Net Loss Attributable to Non-Controlling Interest	(16.3)	(6.9)	(47.7)	(43.5)
Net Income Attributable to ALLETE	$85.9	$33.7	$195.6	$137.6
Average Shares of Common Stock
Basic	57.4	57.1	57.3	55.5
Diluted	57.5	57.2	57.4	55.6
Basic Earnings Per Share of Common Stock	$1.50	$0.59	$3.41	$2.48
Diluted Earnings Per Share of Common Stock	$1.49	$0.59	$3.41	$2.48
Dividends Per Share of Common Stock	$0.6775	$0.65	$2.0325	$1.95

Consolidated Balance Sheet
Millions - Unaudited

	Sep. 30,	Dec. 31,		Sep. 30,	Dec. 31,
	2023	2022		2023	2022
Assets			Liabilities and Equity
Cash and Cash Equivalents	$125.5	$36.4	Current Liabilities	$413.5	$716.2
Other Current Assets	377.7	681.6	Long-Term Debt	1,686.1	1,648.2
Property, Plant and Equipment – Net	4,996.8	5,004.0	Deferred Income Taxes	171.2	158.1
Regulatory Assets	443.3	441.0	Regulatory Liabilities	549.3	526.1
Equity Investments	329.7	322.7	Defined Benefit Pension and Other Postretirement Benefit Plans	164.2	179.7
Goodwill and Intangibles – Net	155.5	155.6	Other Non-Current Liabilities	263.8	269.0
Other Non-Current Assets	216.3	204.3	Equity	3,396.7	3,348.3
Total Assets	$6,644.8	$6,845.6	Total Liabilities and Equity	$6,644.8	$6,845.6

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2023	2022	2023	2022
Millions
Regulated Operations	$34.0	$38.3	$112.4	$119.4
ALLETE Clean Energy	54.8	(7.3)	66.4	15.0
Corporate and Other	(2.9)	2.7	16.8	3.2
Net Income Attributable to ALLETE	$85.9	$33.7	$195.6	$137.6
Diluted Earnings Per Share	$1.49	$0.59	$3.41	$2.48

Statistical Data
Corporate
Common Stock
High	$59.22	$63.81	$66.69	$68.61
Low	$52.30	$49.89	$52.30	$49.89
Close	$52.80	$50.05	$52.80	$50.05
Book Value	$48.48	$46.93	$48.48	$46.93

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	250	251	812	851
Commercial	355	353	1,022	1,027
Industrial	1,742	1,665	5,178	5,047
Municipal	112	130	350	419
Total Retail and Municipal	2,459	2,399	7,362	7,344
Other Power Suppliers	526	769	2,008	2,544
Total Regulated Utility Kilowatt-hours Sold	2,985	3,168	9,370	9,888

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$36.0	$37.7	$111.6	$123.3
Commercial	48.6	47.8	135.5	135.8
Industrial	153.8	146.8	436.9	443.5
Municipal	8.7	9.8	25.2	31.9
Total Retail and Municipal Electric Revenue	247.1	242.1	709.2	734.5
Other Power Suppliers	31.0	46.7	103.2	124.6
Other (Includes Water and Gas Revenue)	36.2	33.8	106.7	101.2
Total Regulated Utility Revenue	$314.3	$322.6	$919.1	$960.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802